UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

30 October 2006

Australian Stock Exchange
530 Collins Street
Melbourne Victoria 3000
AUSTRALIA

Appointment of Company Secretary

We advise that Ms Jane McAloon was appointed Secretary of BHP Billiton Limited on Wednesday, 25 October 2006.

Ms McAloon will be based in Melbourne. Her appointment follows the recent appointment of Mr Robert Franklin as Secretary of BHP Billiton Plc, based in London.

Ms McAloon and Mr Franklin both report to the Group Company Secretary, Karen Wood.

Yours faithfully,

Karen Wood
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 30 October 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary